Exhibit 99.1
Agria Reports Third Quarter 2008 Financial Results
Beijing, China — December 11, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced its financial results for the third quarter ended September 30, 2008.
Revenues for the third quarter of 2008 were RMB 87.8 million (US$12.9 million), as compared to revenues of RMB 73.3 million for the third quarter of 2007. In the third quarter of 2008, gross profit was RMB 50.1 million (US$7.4 million) as compared to RMB 55.5 million in the third quarter of 2007. In the third quarter of 2008, gross margins were 57.3% and 56.1% from the Company’s sheep breeding and seedling segments, respectively. As noted in prior press releases, due to normal seasonality of the industry, corn seed revenue is typically nil in the third quarter with the major selling season occurring in the fourth quarter.
For the third quarter of 2008, net income was RMB 4.5 million (US$0.66 million) or net income of RMB 0.08 (US$0.01) per basic and diluted ADS, as compared to net income of RMB 41.1 million in same period last year, or net income of RMB 0.82 and RMB 0.78 per basic and diluted ADS respectively. The net income in the third quarter of 2008 is primarily attributable to strength in the Company’s sheep segment. The third quarter of 2008 includes RMB 22.1 million (US$3.25 million) in non-cash compensation expenses (see “Reconciliation of Non-GAAP measures” in financial tables that follow below). Excluding non-cash compensation expenses, net income for the third quarter of 2008 (non-GAAP) was RMB 26.6 million (US$3.9 million) or net income of RMB 0.42 (US$0.06) per basic and diluted ADS.
As of September 30, 2008, the Company has repurchased 200,000 of its ADSs since the announcement of its repurchase program on August 12, 2008. As of September 30, 2008, the Company had cash and cash equivalents of RMB 1.19 billion (US$175 million), with total bank borrowings remaining at RMB 8.8 million (US$1.3 million).
Alan Lai, Agria’s chairman and chief executive officer, commented, “We expect Agria’s operating environment will remain difficult for the foreseeable future. We will be evaluating implications on our business and strategy as part of the company’s recent senior management changes. Given the above, Agria is withdrawing its prior forecast for the fourth quarter of 2008, as provided in the company’s press release on November 11, 2008. We plan to hold a conference call as soon as possible to update investors on the results of our evaluation.”
Convenience Currency Translation
The conversion of RMB into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For the third quarter of 2008, the rate is as of September 30, 2008, which was RMB 6.7899 to US$1.0000. No representation contained herein is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2008, or at any other date. The percentages stated in this press release are calculated based on RMB.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. The Company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement our consolidated financial information prepared in accordance with U.S. GAAP, Agria Corporation uses non-GAAP measures of net income and earnings per share and per ADS, which are adjusted to exclude non-cash compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP Measures” set forth at the end of this release.
Agria believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding non-cash compensation expenses that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Agria’s historical performance and liquidity. Agria intends to compute its non-GAAP financial measures using the same consistent method from quarter to quarter. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income and earnings per share and per ADS excluding non-cash compensation expenses is that these non-GAAP measures exclude non-cash compensation charge that has been and may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
— Tables Attached —

Agria Corporation
Consolidated Statements of Operations
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended				Nine months ended
	30-Sep		30-Sep		30-Sep		30-Sep
	2007		2008		2007		2008
Revenue:
Corn seeds		—		—		133,853		164,897
Sheep breeding products		61,482		71,621		172,081		122,832
Seedlings		11,814		16,129		46,769		57,730

Total revenue		73,296		87,750		352,703		345,459

Cost of revenue:
Corn seeds		—		(27)		(80,395)		(105,799)
Sheep breeding products		(14,046)		(30,566)		(44,589)		(57,887)
Seedlings		(3,717)		(7,076)		(14,396)		(24,612)

Total cost of revenue		(17,763)		(37,669)		(139,380)		(188,298)

Gross profit		55,533		50,081		213,323		157,161

Operating expense(Note 1):
Selling expenses		(2,971)		(3,501)		(10,908)		(12,107)
General and administrative expenses		(7,554)		(31,342)		(11,116)		(853,502)
Research and development expenses		(642)		(3,767)		(1,667)		(10,129)

Total operating expenses		(11,167)		(38,610)		(23,691)		(875,738)

Operating profit/(loss)		44,366		11,471		189,632		(718,577)
Interest income		693		7,817		843		26,243
Interest expense		(3,183)		(393)		(6,272)		(1,223)
Exchange loss		(850)		(799)		—		(11,072)
Other income		123		701		297		1,695
Other expense		—		(5,620)		—		(9,949)

Income /(loss) before income tax		41,149		13,177		184,500		(712,883)
Income tax		—		(8,692)		—		(27,942)

Net income/(loss)		41,149		4,485		184,500		(740,825)

Earnings/(loss) per share:
— Basic	RMB	0.41	RMB	0.04	RMB	1.85	RMB	(5.86)
— Diluted	RMB	0.39	RMB	0.04	RMB	1.81	RMB	(5.86)

Weighted average number of ordinary shares outstanding:
— Basic		100,000,000		126,289,758		100,000,000		126,362,984
— Diluted		105,603,039		126,289,758		101,955,592		126,375,972

Earnings/(loss) per ADS (Note 2):
— Basic	RMB	0.82	RMB	0.08	RMB	3.69	RMB	(11.72)
— Diluted	RMB	0.78	RMB	0.08	RMB	3.62	RMB	(11.72)

Note 1:
P3A cash payment included in G&A expense		—		—		—		126,992

Share based compensation expense is included in:
General and administrative expenses		4,365		21,741		4,365		680,064
Research and development expenses		—		27		—		40
Cost of revenue		—		315		—		471

Total (Note a)		4,365		22,083		4,365		807,567

Note a: Included in share-based compensation expense for the nine months ended Sept 30, 2008 is an amount of RMB639,649 thousands, which relates to the P3A Payment as noted in prior press release
Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Consolidated Statements of Operations
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended		Nine months ended
	30-Sep		30-Sep
	2008		2008
Revenue:
Corn seeds		—		24,286
Sheep breeding products		10,548		18,090
Seedlings		2,376		8,502

Total revenue		12,924		50,878

Cost of revenue:
Corn seeds		(4)		(15,582)
Sheep breeding products		(4,502)		(8,525)
Seedlings		(1,042)		(3,625)

Total cost of revenue		(5,548)		(27,732)

Gross profit		7,376		23,146

Operating expense (Note 1):
Selling expenses		(516)		(1,783)
General and administrative expenses		(4,616)		(125,702)
Research and development expenses		(555)		(1,492)

Total operating expenses		(5,687)		(128,977)

Operating loss		1,689		(105,831)
Interest income		1,151		3,865
Interest expense		(58)		(180)
Exchange loss		(117)		(1,631)
Other income		103		250
Other expense		(828)		(1,465)

Income/(Loss) before income tax		1,940		(104,992)
Income tax		(1,280)		(4,115)

Net Income/(loss)		660		(109,107)

Earnings/(Loss) per share:
— Basic	US$	0.005	US$	(0.86)
— Diluted	US$	0.005	US$	(0.86)

Weighted average number of ordinary shares outstanding:
— Basic		126,289,758		126,362,984
— Diluted		126,289,758		126,375,972

Earnings/(Loss) per ADS (Note 2):
— Basic	US$	0.01	US$	(1.72)
— Diluted	US$	0.01	US$	(1.72)

Note 1:
P3A cash payment included in G&A expense		—		18,703
Share based compensation expense is included in:
General and administrative expenses		3,202		100,158
Research and development expenses		4		6
Cost of revenue		46		69
Total (Note a)		3,252		118,936
Note a: Included in share-based compensation expense for the nine months ended Sept 30, 2008 is an amount of RMB94,206 thousands, which relates to the P3A Payment as noted in prior press release
Note 2:
Each ADS represents two ordinary shares.

Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of RMB, except per share and per ADS data)
(Unaudited)

	Three months ended				Nine months ended
	30-Sep		30-Sep		30-Sep		30-Sep
	2007		2008		2007		2008
Net income/(loss)		41,149		4,485		184,500		(740,825)
Non-cash compensation expense (Note 1)		4,365		22,083		4,365		807,567

Non-GAAP net income		45,514		26,568		188,865		66,742

Net income/(loss) per ADS — basic	RMB	0.82	RMB	0.08	RMB	3.69	RMB	(11.72)
Net income/(loss) per ADS — diluted	RMB	0.78	RMB	0.08	RMB	3.62	RMB	(11.72)

Non-GAAP net income per ADS — basic	RMB	0.91	RMB	0.42	RMB	3.78	RMB	1.06
Non-GAAP net income per ADS — diluted	RMB	0.86	RMB	0.42	RMB	3.7	RMB	1.06

Weighted average shares used in calculating non-GAAP basic net income per ADS		50,000,000		63,144,879		50,000,000		63,181,492
Weighted average shares used in calculating non-GAAP diluted net income per ADS		52,801,520		63,144,879		50,977,796		63,187,986
Agria Corporation
Reconciliation of Non-GAAP measures
(In thousands of US$, except per share and per ADS data)
(Unaudited)

	Three months ended		Nine months ended
	30-Sep		30-Sep
	2008		2008
Net income/( loss)		660		(109,107)
Non-cash compensation expense (Note 1)		3,252		118,936

Non-GAAP net income		3,912		9,829

Net income/(loss) per ADS — basic	US$	0.01	US$	(1.73)
Net income/(loss) per ADS — diluted	US$	0.01	US$	(1.73)

Non-GAAP net income per ADS — basic	US$	0.06	US$	0.16
Non-GAAP net income per ADS — diluted	US$	0.06	US$	0.16

Weighted average shares used in calculating non-GAAP basic net income per ADS		63,144,879		63,181,492
Weighted average shares used in calculating non-GAAP diluted net income per ADS		63,144,879		63,187,986

Note 1: Non-cash compensation in the 3 and 9 month periods of 2008 includes compensation charge of RMB 0 (US$0) and RMB 766,641 thousands (US$112,909 thousands), respectively, related to the P3A Payment as noted in prior press release

Note 2: Each ADS represents two common shares.

Agria Corporation
Consolidated Balance Sheets
(In thousands)

	(Audited)	(Unaudited)	(Unaudited)
	31-Dec	30-Sep	30-Sep
	2007	2008	2008
	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	1,387,153	1,190,240	175,296
Accounts receivable (net of allowance for doubtful accounts)	200,757	193,832	28,547
Inventories	59,937	39,954	5,884
Prepayments and other current assets	48,626	46,919	6,910
Amounts due from related parties	557	3,866	569

Total current assets	1,697,030	1,474,811	217,206

Non-current assets:
Property, plant and equipment, net	65,680	84,725	12,478
Investment	205	205	30
Intangible assets, net	189,499	386,397	56,908
Non-current prepayments	14,127	20,660	3,043
Deferred tax assets	529	529	78
Other assets, net	104,466	115,699	17,040

Total non-current assets	374,506	608,215	89,577

Total assets	2,071,536	2,083,026	306,783

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	15,160	8,800	1,296
Long-term bank borrowing, current portion	—	—	—
Accounts payable	9,011	10,150	1,495
Accrued expenses and other liabilities	31,471	31,126	4,584
Deferred revenue	1,122	518	76
Amount due to a shareholder	—	—	—
Amounts due to related parties	212	—	—

Total current liabilities	56,976	50,594	7,451

Non-current liabilities:
Deferred tax liability	157,561	185,503	27,320
Amounts due to related parties	8,792	8,792	1,295

Total non-current liabilities	166,353	194,295	28,615

Total liabilities	223,329	244,889	36,066

Shareholders’ equity:
Paid-up capital	—	—	—
Additional paid-in capital	1,561,933	2,376,289	349,974
Statutory reserves	76,953	76,953	11,334
Accumulated other comprehensive loss	(9,421)	(93,022)	(13,700)
Retained earnings / (accumulated loss)	218,742	(522,083)	(76,891)

Total shareholders’ equity	1,848,207	1,838,137	270,717

Total liabilities and shareholders’ equity	2,071,536	2,083,026	306,783